[AquaBounty Technologies, Inc. Letterhead]

September 22, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	AquaBounty Technologies, Inc.

Amendment No. 2 to Form 10-12B

Filed August 19, 2014

File No. 001-36426

Ladies and Gentlemen:

Set forth below are the responses of AquaBounty Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter dated September 3, 2014 relating to Amendment No. 2 to the Company’s Registration Statement on Form 10. We are also filing simultaneously herewith Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. For reference, the Staff’s comments are provided below in bold immediately prior to the Company’s responses.

Item 1. Business, page 3

Regulatory Environment, page 8

1.	We note your response to our prior comment 1. Please reconcile your disclosure with respect to the status of the NADA process by reference to the Center for Veterinary Medicine Guidance for Industry #132, The Administrative New Animal Drug Application Process, available on the FDA website. In this regard, please disclose the substance of the first paragraph on page 4 of your response. Additionally, please disclose whether you have submitted an Administrative NADA, and if not, when and under what circumstances you anticipate submitting an Administrative NADA. Finally, please explain why you are unable to determine the associated timing for approval of the NADA, as it appears from the FDA guidance that NADAs are approved or not approved within 180 days after filing of the application “or within such additional period as FDA and the sponsor may agree upon ….”

Securities and Exchange Commission

September 22, 2014

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of Amendment No. 3.

In addition, the Company notes that it is unable to determine the timing for approval of the NADA because, while the Company believes that it has submitted to the FDA all information for the FDA to approve the NADA, the FDA has not formally acknowledged acceptance of information responsive to all requirements of the NADA, despite multiple requests from the Company. Whether and when the FDA formally acknowledges acceptance is outside of the Company’s control. If the FDA were to acknowledge acceptance, the Company will submit a formal letter to the FDA requesting approval of the NADA, which would trigger the 180-day period specified in the Center for Veterinary Medicine Guidance for Industry #132.

2.	We note your response to our prior comment 6. Please substantiate your statement on page 10 that “[t]he VMAC concluded that AquAdvantage® Salmon … does not pose a threat to the environment under the conditions in which it would live and be harvested (emphasis added).” In this regard, we note your revised disclosure that the VMAC did not vote or make a recommendation to approve the NADA. Alternatively, please revise your characterization of the VMAC meeting and Chairman’s Report consistent with the scope and purpose of the VMAC.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 3 to describe the statements included in the Chairman’s Report delivered following the VMAC’s September 2010 public meeting.

Other Regulatory Approvals, page 10

3.	We note your disclosure here that you have not requested approval for the production or sale of AquAdvantage® Salmon in any markets besides Canada and the United States. Please tell us whether regulatory approval is required to commercially produce and export AquAdvantage® Salmon in Panama, where your demonstration farm is located.

Response:

The Company advises the Staff that it currently has all regulatory approvals necessary to operate its demonstration farm in Panama. While the Company does not have current plans to commercially produce or export AquAdvantage® Salmon eggs at its Panama facility, such commercial production and export would require the approval of Panamanian regulatory authorities. The regulatory process for such approval has not yet been finalized; however, the Company advises the Staff that it understands that Panamanian regulators have remained in contact with both U.S. and Canadian regulators regarding AquAdvantage® Salmon and that the Company believes that Panamanian regulators are awaiting final action from the FDA before establishing a formal regulatory review process for commercial production or export of AquAdvantage® Salmon in Panama.

Securities and Exchange Commission

September 22, 2014

The Company has revised the disclosure on page 11 of Amendment No. 3 to reflect the response above.

Research and Development, page 12

4.	We note your response to our prior comment 11. Please disclose the substance of your response.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 3 to include the requested disclosure.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brad Brasser at (312) 269-4252 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10. Thank you for your attention to this matter.

Very truly yours,

/s/ Ronald L. Stotish
Ronald L. Stotish
Chief Executive Officer

cc:	Brad Brasser

Jones Day